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                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                             December 27, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            5 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated December 27, 2000.

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NUR MACROPRINTERS REGISTRATION STATEMENT ON BEHALF OF CERTAIN SECURITY
HOLDERS IS DECLARED EFFECTIVE

MAGSHIMIM, Israel, Dec. 27, 2000 - NUR Macroprinters Ltd. (Nasdaq: NURM), announced today the effectiveness of a registration statement on Form F-3 filed on behalf of certain security holders for the proposed sale by such security holders of 1,452,301 Ordinary Shares of NUR, NIS 1.0 nominal value, including 37,411 shares underlying warrants.

NUR will not receive any proceeds from the sale of such securities. Such sales are anticipated to be made by such security holders from time to time at negotiated or prevailing market prices. A copy of the prospectus may be obtained through Hilel Kremer, Chief Financial Officer of NUR, at the offices of NUR at 5 David Navon Street, Moshav Magshimim 56910, Israel, 972-3-908-7676.

A registration statement related to these securities has been filed with the Securities Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About NUR Macroprinters Ltd.

NUR Macroprinters Ltd. is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: December 27, 2000                   By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer